Filed Pursuant to Rule 433

Registration File No. 333-186888

Supplementing the Preliminary

Prospectus Supplement

dated May 15, 2014

PRICING TERM SHEET

THE AES CORPORATION

May 15, 2014

$775,000,000 Floating Rate Notes due 2019

Summary of Terms

Issuer:	The AES Corporation

Issue:	Floating Rate Notes

Maturity:	June 1, 2019

Principal Amount:	$775,000,000

Price to Public:	99.75%

Gross Spread:	1.00%

Net Proceeds:	$765,312,500

Interest Rate Basis:	3 month LIBOR

Spread:	3.00%

Interest Payment Dates:	March 1, June 1, September 1 and December 1, commencing on September 1, 2014

Initial Interest Rate:	3 month LIBOR, determined on the second London business day prior to May 20, 2014, plus 3.00%

Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Optional Redemption:	On and after June 1, 2015, the Issuer may redeem all or part of the notes, on one or more occasions, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, if redeemed during the twelve month period beginning on June 1 of the years indicated below:

Year                                             Price

2015                                            101.000%

2016 and thereafter                    100.000%

In addition, at any time prior to June 1, 2015, the Issuer may redeem all or a part of the notes, on one or more occasions, at a redemption price equal to 100% of the principal amount of notes redeemed plus a “make-whole” premium (T+50) as of, and accrued and unpaid interest, if any, to, but not including, the redemption date.

In addition, at any time and on one or more occasions, prior to June 1, 2015, the Issuer may redeem in the aggregate for all such redemptions up to 35% of the aggregate principal amount of the notes (including the aggregate principal amount of any additional notes) using the net cash proceeds from certain equity offerings, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus a premium equal to the interest rate per annum on the notes in effect on the date of the notice of redemption, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Barclays Capital Inc. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc. SG Americas Securities, LLC

Trade Date:	May 15, 2014

Settlement Date (T+3):	May 20, 2014

Update to Preliminary Prospectus Supplement	In the Preliminary Prospectus Supplement, dated May 15, 2014, the Issuer disclosed that, following the pricing of this offering, it intended to seek amendments to its Senior Secured Term Loan Facility. The Issuer believes that this offering will result in net proceeds sufficient to repay substantially all of the Senior Secured Term Loan Facility and, as such, no longer intends to seek any amendments to such facility following the pricing of this offering.

CUSIP/ISIN	00130H BV6 / US00130HBV69

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it from Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-800-831-9146, Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling 1-888-603-5847, Credit Suisse Securities (USA) LLC, Attn: Prospectus Delivery Department, One Madison Avenue, New York, NY 10010 or by calling 1-800-221-1037 or BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, by emailing dg.prospectus_requests@baml.com or by calling 1-800-294-1322

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